UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DEALERTRACK TECHNOLOGIES, INC.
(Name of Subject Company)
RUNWAY ACQUISITION CO.
(Offeror)
A WHOLLY OWNED DIRECT SUBSIDIARY OF
COX AUTOMOTIVE, INC.
(Parent of Offeror)
 (Names of Filing Persons)

Common Stock, $0.01 Par Value
(Title of Class of Securities)
242309102
(CUSIP Number of Class of Securities)
Peter C. Cassat, Esq.
Cox Automotive, Inc.
3003 Summit Boulevard
Atlanta, Georgia 30319
Telephone: (404) 568-8000
Facsimile: (404) 568-7412
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
David C. Karp
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10023

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒third-party tender offer subject to Rule 14d-1.

☐issuer tender offer subject to Rule 13e-4

☐going-private transaction subject to Rule 13e-3.

☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

  On June 15, 2015, Cox Automotive, Inc. and Runway Acquisition Co. issued a press release stating that it is commencing a tender offer to purchase shares of Dealertrack Technologies, Inc. common stock for $63.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes.  A copy of the press release is included as Exhibit 99.1 to this Schedule TO.

  On June 15, 2015, Sanford Schwartz,  President of Cox Automotive, Inc., distributed a letter to employees of Dealertrack Technologies, Inc.  A copy of that letter is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Additional Information and Where to Find It
The tender offer for the outstanding shares of Dealertrack referenced in this filing has not yet commenced.  This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Cox Automotive and Runway Acquisition Co. will file with the Securities and Exchange Commission ("SEC").  At the time the tender offer is commenced, Cox Automotive and Runway Acquisition Co. will file tender offer materials on Schedule TO, and thereafter Dealertrack will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.  THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Dealertrack common stock at no expense to them.  The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC's website at www.sec.gov.  Additional copies of the tender offer materials may be obtained for free by contacting Cox Automotive at 6205 Peachtree Dunwoody Road, Atlanta, Georgia, 30328, Attention: Julie Shipp, (404) 568-7914.  In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Dealertrack files annual, quarterly and current reports and other information with the SEC.  You may read and copy any reports or other information filed by Dealertrack at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  Dealertrack's filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC's website at www.sec.gov.
Item 12.  Exhibits.

Exhibit Number	Description
99.1	Press release issued by Cox Automotive, Inc., Runway Acquisition Co., and Dealertrack Technologies, Inc., dated June 15, 2015
99.2	Letter from Stanford Schwartz to Employees of Dealertrack Technologies Inc., dated June 15, 2015